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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                       MEDIWARE INFORMATION SYSTEMS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    584946107
                                 (CUSIP Number)


                                Lawrence Auriana
                              145 East 45th Street
                            New York, New York 10012
                                 (212) 922-2999
                  (Name, Address and Telephone Number of Person
                Authorized To Receive Notices and Communications)


                                January 11, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.     584946107

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person (Entities Only)

         Lawrence Auriana

2.  Check the appropriate box if a member of a group*

    a.   [ ]
    b.   [x]

3.  SEC Use Only


4.  SOURCE OF FUNDS

         PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e) [ ]


6.  Citizenship or Place of Organization

         U.S.

7.  Sole Voting Power

         2,125,594

8.  Shared Voting Power

                  0

9.  Sole Dispositive Power

         2,125,594

10. Shared Dispositive Power

         0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         2,125,594
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [  ]


13. Percent of Class Represented by Amount in Row (11)

         29.56%

14. Type of Reporting Person*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                        .
This Amendment No. 3 to the Schedule 13D is being filed on behalf of Lawrence Auriana (the reporting Person) to report a change in the nature of his beneficial ownership of shares of Common Stock of Mediware Information Systems, Inc. (the "Company"). Such change arises from a privately negotiated purchase of 970,000 shares of the Company's common stock, par value ($.10) on January 11, 2001. Subsequent to such transaction the Reporting Person will beneficially own 29.56% of the Common Stock computed under the Commission's Rule 13d-3(d)(1).

ITEM 1.  SECURITY AND ISSUER

         No change.

ITEM 2.  IDENTITY AND BACKGROUND

         No change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The purchase of 970,000 shares of Common Stock that is the subject of this Amendment No. 3 to Schedule 13D, at a purchase price of $3.75 per share, was paid for with the Reporting Person's personal funds. The Reporting Person also made two purchases totaling 100,000 shares of Common Stock, at a purchase price of $5.00 per share, in December 2000, which were paid for with the Reporting Persons personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

         No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) As of January 19, 2001, the Reporting Person beneficially owned 2,125,594 shares of Common Stock of the Company (computed as provided in Rule 13d-3(d)(1) and including 52,000 shares which the Reporting Person has a right to acquire). On a percentage basis, the Reporting Person's ownership of the shares represents the ownership of 29.56% of the shares of Common Stock of the Company. The percentage calculation herein is based upon the number of shares of Common Stock outstanding on November 7, 2000 (adjusted to reflect the exercise of warrants and options by the Reporting Person), plus, as provided in Rule 13d-3(d)(1), the number of shares not outstanding which are subject to the option and warrant exercise privileges of the Reporting Person.

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          (b) The Reporting Person has sole voting power and sole disposition power over all of such shares.

          (c) On January 11, 2001, the Reporting Person purchased 970,000 shares of Common Stock at a purchase price of $3.75 per share in a privately negotiated transaction. On December 13, 2000, the Reporting Person purchased 10,000 shares of Common Stock at a purchase price of $5.00 per shares in an open market transaction. On December 14, 2000, the Reporting Person purchased 90,000 shares of Common Stock at a purchase price of $5.00 per share in an open market transaction. The Reporting Person has not effected any other transactions with respect to the Common Stock during the past sixty days.

          (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          No change.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

          No change.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 19, 2001


                                            /s/ Lawrence Auriana
                                            ---------------------
                                                 Signature